Exhibit 99.1

Contact for Media and Investors:

Cassia Curran

NetEase, Inc.

cassia@corp.netease.com

Tel: (+86) 571-8985-2076

Brandi Piacente

Investor Relations

brandi@corp.netease.com

Tel: (+1) 212-481-2050

NetEase Reports Second Quarter 2015 Unaudited Financial Results

(Beijing — August 12, 2015) — NetEase, Inc. (NASDAQ: NTES), one of China’s leading Internet and online game services providers, today announced its unaudited financial results for the second quarter ended June 30, 2015.

“The strong second quarter 2015 results reflect our recent successes on both PC and mobile platforms,” said Mr. William Ding, Chief Executive Officer and Director of NetEase. “Each of our three business segments achieved healthy revenue gains sequentially and year-over-year, led by a 64.8% increase in online games revenues, a 22.8% increase in advertising services revenues, and a 123.3% increase in e-mail, e-commerce and others revenues, compared with the same quarter in 2014.”

“Mobile games are driving additional growth both for our company and China’s online games industry as a whole. With more than 30 high quality mobile games in our portfolio, we have offerings that appeal to a wide audience, and we intend to continue to build on this success. Our Fantasy Westward Journey mobile game reached a record peak concurrent user level of more than 2.0 million in May and has been ranked as the top grossing app in the iOS China app store since its launch in March of this year. It also became the only mobile game in China with its own customized download page in the iOS app store in July. For our PC-client games, we were very pleased with the favorable feedback for Revelation, our 3D oriental fantasy MMORPG, and our 2.5D MMORPG Demon Seals, which was launched in the second quarter. Other new releases in the second quarter included expansion packs for New Westward Journey Online II and Ghost II. During the second quarter, we also conducted further beta testing for our 3D warfare MMORPG, Hegemon-King of Western Chu.”

“Our licensed games also fared well in the second quarter. We were very excited to launch open beta testing for Blizzard Entertainment’s Diablo III®: Reaper of Souls™ in China in April, through the joint effort of Blizzard and NetEase and with the incredible support of passionate Chinese players. Additionally, the April launch of the mobile phone version of Blizzard Entertainment’s Hearthstone®: Heroes of Warcraft™ helped drive that game’s number of active users to a new high. Lastly, Heroes of the Storm™, Blizzard’s brand-new free-to-play online team brawler, began open beta testing in late May followed by the game’s official launch in early June, which had a promising performance. We continue to work closely with Blizzard to introduce exciting new content to China and are thrilled to have licensed Overwatch™, Blizzard’s first-ever first-person shooter game.”

“Our strong research and development program has produced a diverse pipeline of PC-client and mobile games. In July, we released a new expansion pack for our popular title Tianxia III and are targeting a number of new expansion packs later in the third quarter for our self-developed games, including Fantasy Westward Journey II. Our mobile portfolio is also expanding with the release of several new titles in July, including Fairy Tales: The World of the Brave, a licensed cartoon-style side-scrolling mobile game, which was well received by our users. In the coming months, we plan to release more mobile games based on our acclaimed self-developed franchises, including the Westward Journey Online mobile game, The X-World, an action-packed mobile ARPG game from the Tianxia universe, and Fantasy Westward Journey: Warriors, an exciting mobile action adventure game.”

“In addition, our strategy to expand our reach to international markets is underway, and we are making early stage progress. We plan to use a number of channels to reach a broad market, including independent sales, cross-country partnerships and licensing. We expect to launch Speedy Ninja, our first mobile game title in North America, in late August, and have already licensed several of our mobile games in the Southeast Asia market.”

“Our advertising services business continued to perform well in the second quarter, driven by overall market demand and monetization efforts for our Mobile News App. The top performing advertising verticals in the second quarter were the automobile, Internet services, and food and beverage sectors. Furthermore, our cross-border e-commerce platform, Kaola.com, experienced rapid growth in the second quarter and continues to gain user traction.”

“Our ability to grow with the mobile market and adapt our technology and creative resources to meet that demand supports our strategy to expand and diversify our portfolio. We will continue to focus on creating innovative new games, enhancing the synergy between PC-client and mobile games and expanding our loyal user base. Our goal is to achieve balanced growth in all of our businesses by delivering the highest quality products and services,” Mr. Ding concluded.

Second Quarter 2015 Financial Results

Revenues

Total revenues for the second quarter of 2015 were RMB4,833.1 million (US$779.5 million), compared to RMB3,885.2 million and RMB2,951.9 million for the preceding quarter and the second quarter of 2014, respectively.

Revenues from online games were RMB3,849.9 million (US$621.0 million) for the second quarter of 2015, compared to RMB3,104.2 million and RMB2,336.5 million for the preceding quarter and the second quarter of 2014, respectively.

Revenues from advertising services were RMB477.7 million (US$77.0 million) for the second quarter of 2015, compared to RMB332.6 million and RMB389.1 million for the preceding quarter and the second quarter of 2014, respectively.

Revenues from e-mail, e-commerce and others were RMB505.5 million (US$81.5 million) for the second quarter of 2015, compared to RMB448.4 million and RMB226.3 million for the preceding quarter and the second quarter of 2014, respectively.

Sales Taxes

Total sales taxes for the second quarter of 2015 were RMB265.2 million (US$42.8 million), compared to RMB225.0 million and RMB184.4 million for the preceding quarter and the second quarter of 2014, respectively. The year-over-year and quarter-over-quarter increases in sales taxes were mainly due to the increases in NetEase’s total revenues.

Gross Profit

Gross profit for the second quarter of 2015 was RMB2,845.6 million (US$459.0 million), compared to RMB2,489.1 million and RMB1,999.7 million for the preceding quarter and the second quarter of 2014, respectively.

The year-over-year and quarter-over-quarter increases in online games gross profit were primarily driven by revenue contribution from mobile games such as the Fantasy Westward Journey mobile game, and licensed games such as Blizzard Entertainment’s Diablo III®, Hearthstone®: Heroes of Warcraft™ and Heroes of the Storm™, as well as NetEase’s new self-developed PC-client games such as Revelation and Demon Seals.

The year-over-year increase in advertising services gross profit was primarily attributable to strong demand from the automobile, Internet services and food and beverage sectors, and NetEase’s monetization efforts for its mobile applications, primarily its Mobile News App. The quarter-over-quarter increase in advertising services revenues and gross profit was primarily due to seasonality.

The year-over-year and quarter-over-quarter decreases in e-mail, e-commerce and others gross profit were primarily due to the temporary suspension of e-commerce services related to third-party lottery products since late February 2015, which was partially offset by increased revenue contribution from NetEase’s cross-border e-commerce platform Kaola.com and e-mail services, which have relatively lower gross profit margins.

Gross Profit Margin

Gross profit margin for the online games business for the second quarter of 2015 was 69.3%, compared to 73.1% and 77.6% for the preceding quarter and the second quarter of 2014, respectively. The year-over-year and quarter-over-quarter decreases in gross profit margin were mainly due to increased revenue contribution from mobile games, which have relatively lower gross profit margins, as a percentage of NetEase’s total online games revenues.

Gross profit margin for the advertising services business for the second quarter of 2015 was 68.2%, compared to 59.2% and 60.9% for the preceding quarter and the second quarter of 2014, respectively. The year-over-year and quarter-over-quarter increases in gross profit margin were mainly due to enhanced economies of scale driven by revenue growth.

Gross profit margin for the e-mail, e-commerce and others business for the second quarter of 2015 was 4.2%, compared to 38.9% and 35.7% for the preceding quarter and the second quarter of 2014, respectively. The year-over-year and quarter-over-quarter decreases in gross profit margin were primarily attributable to the temporary suspension of e-commerce services related to third-party lottery products discussed above, as well as increased revenue contribution from Kaola.com and e-mail services, which have relatively lower gross profit margins.

Operating Expenses

Total operating expenses for the second quarter of 2015 were RMB1,395.2 million (US$225.0 million), compared to RMB1,173.5 million and RMB823.7 million for the preceding quarter and the second quarter of 2014, respectively. The year-over-year increase in operating expenses was mainly due to increased selling and marketing expenses for mobile and PC-client games, and increased staff-related research and development costs resulting from an increase in the number of employees and share-based compensation. The quarter-over-quarter increase in operating expenses was mainly due to increased promotional costs for online games, which was partially offset by decreased promotional costs for the e-mail, e-commerce and others business.

Income Taxes

The Company recorded a net income tax charge of RMB145.9 million (US$23.5 million) for the second quarter of 2015, compared to RMB214.5 million and RMB97.9 million for the preceding quarter and the second quarter of 2014, respectively. The effective tax rate for the second quarter of 2015 was 9.2%, compared to 14.1% and 7.4% for the preceding quarter and the second quarter of 2014, respectively. The quarter-over-quarter decrease in the effective tax rate was mainly due to the fact that the Company recognized certain tax credits in the second quarter of 2015 related to annual tax filing benefits, most of which comprised extra tax deductions for research and development expenses approved by the tax authorities.

Net Income After Tax

Net income attributable to the Company’s shareholders for the second quarter of 2015 totaled RMB1.4 billion (US$229.7 million), compared to RMB1.3 billion and RMB1.2 billion for the preceding quarter and the second quarter of 2014, respectively. Non-GAAP net income attributable to the Company’s shareholders[1] for the second quarter of 2015 totaled RMB1.6 billion (US$256.4 million), compared to RMB1.4 billion and RMB1.3 billion for the preceding quarter and the second quarter of 2014, respectively.

During the second quarter of 2015, the Company had a net foreign exchange loss of RMB21.7 million (US$3.5 million), compared to a net foreign exchange gain of RMB22.7 million and a net foreign exchange loss of RMB20.2 million for the preceding quarter and the second quarter of 2014, respectively. The quarter-over-quarter and year-over-year changes in foreign exchange gains/(losses) were mainly due to unrealized exchange gains/(losses) arising from the Company’s foreign currency-denominated bank deposits and short-term loan balances as the exchange rate of the U.S. dollar against the RMB fluctuated over the periods.

NetEase reported basic and diluted earnings per ADS of US$1.75 and US$1.74, respectively, for the second quarter of 2015. The Company reported basic and diluted earnings per ADS of US$1.56 and US$1.55, respectively, for the preceding quarter, and basic and diluted earnings per ADS of US$1.48 each for the second quarter of 2014. Non-GAAP basic and diluted earnings per ADS were US$1.95 and US$1.94, respectively, for the second quarter of 2015, compared to non-GAAP basic and diluted earnings per ADS of US$1.75 and US$1.74, respectively, in the preceding quarter, and US$1.57 each for the second quarter of 2014.

[1]

As used in this press release, non-GAAP net income attributable to the Company’s shareholders is defined to exclude share-based compensation expenses. See “Unaudited Reconciliation of GAAP and Non-GAAP Results” at the end of this press release.

Quarterly Dividend

Under the Company’s quarterly dividend policy announced on May 13, 2014, quarterly dividends will be set at an amount equivalent to approximately 25% of the Company’s anticipated net income after tax in each fiscal quarter.

NetEase paid a dividend of US$0.39 per ADS for the first quarter of 2015 on June 5, 2015.

The board of directors has approved a dividend of US$0.44 per ADS for the second quarter of 2015, which is expected to be paid on September 4, 2015 to shareholders of record as of the close of business on August 28, 2015. The determination to make dividend distributions and the amount of such distributions in any particular quarter will be made at the discretion of the board of directors and will be based upon the Company’s operations and earnings, cash flow, financial condition and other relevant factors.

Other Information

As of June 30, 2015, the Company’s total cash and current and non-current time deposits balance was RMB20.7 billion (US$3.3 billion), compared to RMB21.2 billion as of December 31, 2014. Cash flow generated from operating activities was RMB835.9 million (US$134.8 million) for the second quarter of 2015, compared to RMB1.9 billion and RMB1.2 billion for the preceding quarter and the second quarter of 2014, respectively.

Beginning in the first quarter of 2015, NetEase made a reclassification of certain revenue and cost of revenue items from its advertising services segment to its e-mail, e-commerce and others segment. The segments reclassification reflects changes in the way the Company evaluates its business performance and manages its operations. Certain prior period amounts have been reclassified to conform to the current period presentation.

** The United States dollar (US$) amounts disclosed in this press release are presented solely for the convenience of the reader. Translations of amounts from RMB into United States dollars for the convenience of the reader were calculated at the noon buying rate of US$1.00 = RMB6.2000 on June 30, 2015 as set forth in the H.10 statistical release of the U.S. Federal Reserve Board. No representation is made that the RMB amounts could have been, or could be, converted into US$ at that rate on June 30, 2015, or at any other certain date. The percentages stated are calculated based on RMB.

Conference Call

NetEase’s management team will host a teleconference call with simultaneous webcast at 9:00 p.m. Eastern Time on Wednesday, August 12, 2015 (Beijing/Hong Kong Time: 9:00 a.m., Thursday, August 13, 2015). NetEase’s management will be on the call to discuss the quarterly results and answer questions.

Interested parties may participate in the conference call by dialing 1-888-364-3109 (international: 1-719-325-2376), 10-15 minutes prior to the initiation of the call. A replay of the call will be available by dialing 1-888-203-1112 (international: 1-719-457-0820), and entering passcode 5672075#. The replay will be available through August 26, 2015.

This call will be webcast live and the replay will be available for 12 months. Both will be available on NetEase’s Investor Relations website at http://ir.netease.com.

About NetEase, Inc.

NetEase, Inc. (NASDAQ: NTES) is a leading Internet technology company in China. Dedicated to providing online services centered around content, community, communication and commerce, NetEase develops and operates some of China’s most popular PC-client and mobile games, advertising services, e-mail services and e-commerce platforms. In partnership with Blizzard Entertainment, NetEase also operates some of the most popular international online games in China. For more information, please visit: http://ir.netease.com/.

*      *      *

Forward Looking Statements

This press release contains statements of a forward-looking nature. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. The accuracy of these statements may be impacted by a number of business risks and uncertainties that could cause actual results to differ materially from those projected or anticipated, including risks related to: the risk that the online game market will not continue to grow or that NetEase will not be able to maintain its leading position in that market, which could occur if, for example, its new online games or expansion packs and other improvements to its existing games do not become as popular as management anticipates; the ability of NetEase to successfully expand its mobile Internet offerings; the ability of NetEase to effectively market its games and other services and achieve a positive return on its marketing expenditures; the risk that Shanghai EaseNet will not be able to continue operating World of Warcraft®, StarCraft® II, Hearthstone®:Heroes of Warcraft™, Diablo III®: Reaper of Souls™, Heroes of the Storm™ , Overwatch™ or other games licensed by it for a period of time or permanently due to possible governmental actions or the risk that such games will not be popular with game players in China; the risk that changes in Chinese government regulation of the online game market and the market for NetEase’s e-commerce services may limit future growth of NetEase’s revenues or cause revenues to decline; competition in the online advertising business and the risk that investments by NetEase in its content and services may not increase the appeal of the NetEase websites among Internet users or result in increased advertising revenues; the risk that NetEase may not be able to continuously develop new and creative online services, including its ability to maintain and enhance the popularity of its e-mail, mobile and e-commerce services and develop attractive mobile games; the risk that NetEase will not be able to control its expenses in future periods; competition in NetEase’s existing and potential markets; governmental uncertainties (including possible changes in the effective tax rates applicable to NetEase and its subsidiaries and affiliates and the ability of NetEase to receive and maintain approvals of the preferential tax treatments and general competition and price pressures in the marketplace); the risk that fluctuations in the value of the Renminbi with respect to other currencies could adversely affect NetEase’s business and financial results; and other risks outlined in NetEase’s filings with the Securities and Exchange Commission. NetEase does not undertake any obligation to update this forward-looking information, except as required under the applicable law.

Non-GAAP Financial Measures

NetEase considers and uses non-GAAP financial measures, such as non-GAAP net income attributable to the Company’s shareholders and non-GAAP basic and diluted earnings per ADS, as supplemental metrics in reviewing and assessing its operating performance and formulating its business plan. The presentation of non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

NetEase defines non-GAAP net income attributable to the Company’s shareholders as net income attributable to the Company’s shareholders excluding share-based compensation expenses. Non-GAAP net income attributable to the Company’s shareholders enables NetEase’s management to assess its operating results without considering the impact of share-based compensation expenses, which are non-cash charges. NetEase believes that these non-GAAP financial measures provide useful information to investors in understanding and evaluating the Company’s current operating performance and future prospects in the same manner as management does, if they so choose. NetEase also believes that the use of this non-GAAP financial measure facilitates investors’ assessment of its operating performance.

Non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. Non-GAAP financial measures have limitations as analytical tools. One of the key limitations of using non-GAAP net income attributable to the Company’s shareholders is that it does not reflect all items of expense that affect our operations. Share-based compensation expenses have been and may continue to be incurred in our business and are not reflected in the presentation of non-GAAP net income attributable to the Company’s shareholders. In addition, the non-GAAP financial measures we use may differ from the non-GAAP measures used by other companies, including peer companies, and therefore their comparability may be limited.

NetEase compensates for these limitations by reconciling non-GAAP net income attributable to the Company’s shareholders to the nearest U.S. GAAP performance measure, all of which should be considered when evaluating the Company’s performance. See “Reconciliation of GAAP and Non-GAAP Results” at the end of this press release. NetEase encourages you to review its financial information in its entirety and not rely on a single financial measure.

NETEASE, INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(RMB and USD in thousands)

	December 31,	June 30,	June 30,
	2014	2015	2015
	RMB	RMB	USD (Note 1)
Assets

Current assets:
Cash and cash equivalents	2,021,453	5,389,872	869,334
Time deposits	18,496,574	15,065,806	2,429,969
Restricted cash	2,628,847	3,219,784	519,320
Accounts receivable, net	873,137	1,774,275	286,173
Prepayments and other current assets	1,451,919	3,101,900	500,306
Short-term investments	2,058,552	2,450,798	395,290
Deferred tax assets	202,040	295,005	47,581
Total current assets	27,732,522	31,297,440	5,047,973

Non-current assets:
Property, equipment and software, net	1,281,225	1,636,218	263,906
Land use right, net	77,648	79,372	12,802
Deferred tax assets	21,160	25,077	4,045
Time deposits	673,000	280,000	45,161
Other long-term assets	569,116	1,683,621	271,552
Total non-current assets	2,622,149	3,704,288	597,466
Total assets	30,354,671	35,001,728	5,645,439

Liabilities, Mezzanine Classified Noncontrolling Interests and Shareholders’ Equity

Current liabilities:
Accounts payable	410,722	366,466	59,107
Salary and welfare payables	534,565	562,973	90,802
Taxes payable	334,290	491,282	79,239
Short-term loan	2,049,865	2,139,760	345,123
Deferred revenue	1,967,780	3,808,656	614,299
Accrued liabilities and other payables	1,357,228	1,620,409	261,356
Deferred tax liabilities	101,997	55,056	8,880
Total current liabilities	6,756,447	9,044,602	1,458,806

Long-term payable:
Other long-term payable	106,430	58,524	9,439
Total liabilities	6,862,877	9,103,126	1,468,245

Mezzanine classified noncontrolling interests	133,634	135,738	21,893

Total NetEase, Inc.’s equity	23,390,345	25,738,605	4,151,388
Noncontrolling interests	(32,185)	24,259	3,913
Total shareholders’ equity	23,358,160	25,762,864	4,155,301

Total liabilities, mezzanine classified noncontrolling interests and shareholders’ equity	30,354,671	35,001,728	5,645,439

The accompanying notes are an integral part of this press release.

NETEASE, INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF INCOME

(RMB and USD in thousands, except per share data)

	Quarter Ended
	June 30,	March 31,	June 30,	June 30,
	2014	2015	2015	2015
	RMB	RMB	RMB	USD (Note 1)
Revenues:
Online game services	2,336,498	3,104,204	3,849,938	620,958
Advertising services	389,102	332,612	477,705	77,049
E-mail, e-commerce and others	226,348	448,404	505,480	81,529
Total revenues	2,951,948	3,885,220	4,833,123	779,536
Sales taxes	(184,358)	(224,973)	(265,218)	(42,777)
Total net revenues	2,767,590	3,660,247	4,567,905	736,759

Total cost of revenues	(767,905)	(1,171,139)	(1,722,331)	(277,795)

Gross profit	1,999,685	2,489,108	2,845,574	458,964

Selling and marketing expenses	(433,494)	(551,045)	(696,188)	(112,289)
General and administrative expenses	(98,054)	(170,599)	(202,228)	(32,617)
Research and development expenses	(292,108)	(451,826)	(496,782)	(80,126)
Total operating expenses	(823,656)	(1,173,470)	(1,395,198)	(225,032)

Operating profit	1,176,029	1,315,638	1,450,376	233,932
Other income/(expenses):
Investment income, net	10,482	3,326	1,901	307
Interest income	146,456	167,047	156,653	25,266
Exchange (losses)/ gains	(20,181)	22,689	(21,682)	(3,497)
Other, net	6,783	11,246	562	91

Net income before tax	1,319,569	1,519,946	1,587,810	256,099
Income tax	(97,936)	(214,543)	(145,933)	(23,538)

Net income after tax	1,221,633	1,305,403	1,441,877	232,561
Net income attributable to noncontrolling interests and mezzanine classified noncontrolling interests	(19,284)	(40,981)	(17,557)	(2,832)
Net income attributable to the Company’s shareholders	1,202,349	1,264,422	1,424,320	229,729

Earnings per share, basic	0.37	0.39	0.43	0.07
Earnings per ADS, basic	9.20	9.65	10.83	1.75
Earnings per share, diluted	0.37	0.38	0.43	0.07
Earnings per ADS, diluted	9.18	9.60	10.77	1.74

Weighted average number of ordinary shares outstanding, basic	3,266,483	3,274,098	3,287,495	3,287,495
Weighted average number of ADS outstanding, basic	130,659	130,964	131,500	131,500
Weighted average number of ordinary shares outstanding, diluted	3,274,167	3,294,334	3,306,039	3,306,039
Weighted average number of ADS outstanding, diluted	130,967	131,773	132,242	132,242

The accompanying notes are an integral part of this press release.

NETEASE, INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(RMB and USD in thousands)

	Quarter Ended
	June 30,	March 31,	June 30,	June 30,
	2014	2015	2015	2015
	RMB	RMB	RMB	USD (Note 1)
Cash flows from operating activities:
Net income	1,221,633	1,305,403	1,441,877	232,561
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	34,131	38,675	42,529	6,860
Share-based compensation cost	70,378	160,459	165,335	26,667
Allowance for provision for doubtful debts	990	5,974	280	45
Gain on disposal of property, equipment and software	(22)	(88)	(4)	(1)
Unrealized exchange losses (gains)	18,071	(7,141)	17,816	2,874
Deferred income taxes	(90,218)	41,137	(184,958)	(29,832)
Net equity share of loss from associated companies	11,450	21,530	24,748	3,992
Fair value changes of short-term investments	(23,342)	(21,787)	(25,534)	(4,118)
Changes in operating assets and liabilities:
Accounts receivable	(207,179)	(23,999)	(883,386)	(142,482)
Prepayments and other current assets	(75,137)	(310,698)	(1,344,935)	(216,925)
Accounts payable	37,861	(46,234)	2,509	405
Salary and welfare payables	53,264	(72,485)	100,892	16,273
Taxes payable	35,581	178,991	(22,015)	(3,551)
Deferred revenue	90,056	224,742	1,616,133	260,666
Accrued liabilities and other payables	(20,335)	430,669	(115,341)	(18,604)
Net cash provided by operating activities	1,157,182	1,925,148	835,946	134,830

Cash flows from investing activities:
Purchase of property, equipment and software	(88,879)	(120,352)	(332,099)	(53,565)
Proceeds from sale of property, equipment and software	133	136	214	35
Purchase of other intangible assets	(3,138)	—	(91)	(15)
Purchase of land use right	—	—	(2,557)	(412)
Net change in short-term investments with terms of three months or less	314,161	386,479	(38,192)	(6,160)
Purchase of short-term investments	(1,059,190)	(830,000)	(1,437,000)	(231,774)
Proceeds from maturities of short-term investments	610,736	507,648	1,066,140	171,958
Investment in associated companies	—	—	(157,532)	(25,408)
Transfer (to)/from restricted cash	(143,159)	252,526	(843,479)	(136,045)
Placement/rollover of matured time deposits	(5,533,779)	(5,337,795)	(3,907,368)	(630,221)
Proceeds from maturities of time deposits	3,797,651	6,156,953	6,915,647	1,115,427
Net change in other assets	(85,044)	(79,609)	(1,041,025)	(167,907)
Net cash (used in)/ provided by investing activities	(2,190,508)	935,986	222,658	35,913

The accompanying notes are an integral part of this press release.

NETEASE, INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

(RMB and USD in thousands)

	Quarter Ended
	June 30,	March 31,	June 30,	June 30,
	2014	2015	2015	2015
	RMB	RMB	RMB	USD (Note 1)
Cash flows from financing activities:
Proceeds of short-term bank loans	277,110	1,219,853	917,154	147,928
Payment of short-term bank loans	—	(2,049,865)	—	—
Proceeds from employees exercising stock options	2,047	—	—	—
Capital injection from noncontrolling interests shareholders	10	15	—	—
Dividends paid to shareholders	(274,031)	(313,406)	(313,780)	(50,610)
Net cash provided by/ (used in) financing activities	5,136	(1,143,403)	603,374	97,318

Effect of exchange rate changes on cash held in foreign currencies	(15,838)	717	(12,007)	(1,937)
Net (decrease)/increase in cash and cash equivalents	(1,044,028)	1,718,448	1,649,971	266,124
Cash and cash equivalents, beginning of the period	2,713,009	2,021,453	3,739,901	603,210
Cash and cash equivalents, end of the period	1,668,981	3,739,901	5,389,872	869,334

Supplemental disclosures of cash flow information:
Cash paid for income tax, net	130,480	141,893	386,977	62,416
Supplemental schedule of non-cash investing and financing activities:
Fixed asset purchases financed by accounts payable and accrued liabilities	36,193	42,198	57,936	9,345

The accompanying notes are an integral part of this press release.

NETEASE, INC.

UNAUDITED SEGMENT INFORMATION

(RMB and USD in thousands, except percentages)

	Quarter Ended
	June 30,	March 31,	June 30,	June 30,
	2014	2015	2015	2015
	RMB	RMB	RMB	USD (Note 1)
Revenues:
Online game services	2,336,498	3,104,204	3,849,938	620,958
Advertising services	389,102	332,612	477,705	77,049
E-mail, e-commerce and others	226,348	448,404	505,480	81,529
Total revenues	2,951,948	3,885,220	4,833,123	779,536

Sales taxes:
Online game services	(132,402)	(162,973)	(192,802)	(31,097)
Advertising services	(38,856)	(34,820)	(49,969)	(8,060)
E-mail, e-commerce and others	(13,100)	(27,180)	(22,447)	(3,620)
Total sales taxes	(184,358)	(224,973)	(265,218)	(42,777)

Net revenues:
Online game services	2,204,096	2,941,231	3,657,136	589,861
Advertising services	350,246	297,792	427,736	68,989
E-mail, e-commerce and others	213,248	421,224	483,033	77,909
Total net revenues	2,767,590	3,660,247	4,567,905	736,759

Cost of revenues:
Online game services	(493,713)	(792,470)	(1,123,290)	(181,176)
Advertising services	(137,041)	(121,392)	(136,093)	(21,950)
E-mail, e-commerce and others	(137,151)	(257,277)	(462,948)	(74,669)
Total cost of revenues	(767,905)	(1,171,139)	(1,722,331)	(277,795)

Gross profit:
Online game services	1,710,383	2,148,761	2,533,846	408,685
Advertising services	213,205	176,400	291,643	47,039
E-mail, e-commerce and others	76,097	163,947	20,085	3,240
Total gross profit	1,999,685	2,489,108	2,845,574	458,964

Gross profit margin:
Online game services	77.6%	73.1%	69.3%	69.3%
Advertising services	60.9%	59.2%	68.2%	68.2%
E-mail, e-commerce and others	35.7%	38.9%	4.2%	4.2%

The accompanying notes are an integral part of this press release.

NETEASE, INC.

NOTES TO UNAUDITED FINANCIAL INFORMATION

Note 1: The conversion of Renminbi (RMB) into United States dollars (USD) is based on the noon buying rate of USD1.00 = RMB6.2000 on the last trading day of June 2015 (June 30, 2015) as set forth in the H.10 statistical release of the U.S. Federal Reserve Board.

Note 2: Share-based compensation cost reported in the Company’s unaudited condensed consolidated statements of comprehensive income is set out as follows in RMB and USD (in thousands):

	Quarter Ended
	June 30,	March 31,	June 30,	June 30,
	2014	2015	2015	2015
	RMB	RMB	RMB	USD (Note 1)
Share-based compensation cost included in:
Cost of revenue	36,144	75,562	81,339	13,119
Operating expenses
- Selling and marketing expenses	4,771	8,967	8,943	1,442
- General and administrative expenses	9,611	25,410	25,914	4,180
- Research and development expenses	19,852	50,520	49,139	7,926

The accompanying notes are an integral part of this press release.

NETEASE, INC.

UNAUDITED RECONCILIATION OF GAAP AND NON-GAAP RESULTS

(RMB and USD in thousands, except per share data)

	Quarter Ended
	June 30,	March 31,	June 30,	June 30,
	2014	2015	2015	2015
	RMB	RMB	RMB	USD (Note 1)
Net income attributable to the Company’s shareholders	1,202,349	1,264,422	1,424,320	229,729
Add: Share-based compensation	70,378	160,459	165,335	26,667
Non-GAAP net income attributable to the Company’s shareholders	1,272,727	1,424,881	1,589,655	256,396

Non-GAAP earnings per share, basic	0.39	0.44	0.48	0.08
Non-GAAP earnings per ADS, basic	9.74	10.88	12.09	1.95
Non-GAAP earnings per share, diluted	0.39	0.43	0.48	0.08
Non-GAAP earnings per ADS, diluted	9.72	10.81	12.02	1.94